UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                         MONEYGRAM PAYMENT SYSTEMS, INC.
                         -------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    60891010
                                    --------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


=========== ==================================================================================================
1           Name of Reporting Person   TRANSAMERICA OCCIDENTAL LIFE
                                       INSURANCE COMPANY

            IRS Identification No. of Above Person      95-1060502

----------- --------------------------------------------------------------------------------------------------
2           Check the Appropriate Box if a Member of a Group                    (a)    [ ]
                                                                                (b)    [x]
----------- --------------------------------------------------------------------------------------------------
3           SEC USE ONLY

----------- --------------------------------------------------------------------------------------------------
4           Citizenship or Place of Organization        California

=========== ==================================================================================================
NUMBER OF                        5            Sole Voting Power                            -0-
SHARES

                                 -----------------------------------------------------------------------------
BENEFICIALLY                     6            Shared Voting Power                   1,603,900*
OWNED BY EACH                                 * See Note to Exhibit A

                                 -----------------------------------------------------------------------------
REPORTING                        7            Sole Dispositive Power                       -0-
PERSON WITH
                                 -----------------------------------------------------------------------------
                                 8            Shared Dispositive Power              1,603,900*
                                              * See Note to Exhibit A

================================ ============ ================================================================
9             Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                                    1,603,900*
              * See Note to Exhibit A

------------- ------------------------------------------------------------------------------------------------
10            Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares

------------- ------------------------------------------------------------------------------------------------
11            Percent of Class Represented by Amount in Row 9                            9.65%

------------- ------------------------------------------------------------------------------------------------
12            Type of Reporting Person                                               HC and IC

============= ================================================================================================


=========== ==================================================================================================
1           Name of Reporting Person   TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY

            IRS Identification No. of Above Person      95-6140222

----------- --------------------------------------------------------------------------------------------------
2           Check the Appropriate Box if a Member of a Group                                (a)    [ ]
                                                                                            (b)    [x]
----------- --------------------------------------------------------------------------------------------------
3           SEC USE ONLY

----------- --------------------------------------------------------------------------------------------------
4           Citizenship or Place of Organization        California

=========== ==================================================================================================
NUMBER OF                        5            Sole Voting Power                                    -0-
SHARES

                                 -----------------------------------------------------------------------------
BENEFICIALLY                     6            Shared Voting Power                           1,403,900*
OWNED BY EACH
                                 -----------------------------------------------------------------------------
REPORTING                        7            Sole Dispositive Power                               -0-
PERSON WITH
                                 -----------------------------------------------------------------------------
                                 8            Shared Dispositive Power                      1,403,900*

================================ ============ ================================================================
9             Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                                            1,403,900*

------------- ------------------------------------------------------------------------------------------------
10            Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares

------------- ------------------------------------------------------------------------------------------------
11            Percent of Class Represented by Amount in Row 9                                    8.44%

------------- ------------------------------------------------------------------------------------------------
12            Type of Reporting Person                                                              IC

============= ================================================================================================


=========== ==================================================================================================
1           Name of Reporting Person   TRANSAMERICA INSURANCE CORPORATION OF CALIFORNIA

            IRS Identification No. of Above Person      95-2634355

----------- --------------------------------------------------------------------------------------------------
2           Check the Appropriate Box if a Member of a Group                                (a)    [ ]
                                                                                            (b)    [x]
----------- --------------------------------------------------------------------------------------------------
3           SEC USE ONLY

----------- --------------------------------------------------------------------------------------------------
4           Citizenship or Place of Organization        California

=========== ==================================================================================================
NUMBER OF                        5            Sole Voting Power                                    -0-
SHARES

                                 -----------------------------------------------------------------------------
BENEFICIALLY                     6            Shared Voting Power                           1,603,900*
OWNED BY EACH                                 * See Note to Exhibit A

                                 -----------------------------------------------------------------------------
REPORTING                        7            Sole Dispositive Power                               -0-
PERSON WITH
                                 -----------------------------------------------------------------------------
                                 8            Shared Dispositive Power                      1,603,900*
                                              * See Note to Exhibit A

============= ================================================================================================
9             Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                                            1,603,900*
              * See Note to Exhibit A

------------- ------------------------------------------------------------------------------------------------
10            Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares

------------- ------------------------------------------------------------------------------------------------
11            Percent of Class Represented by Amount in Row 9                                    9.65%

------------- ------------------------------------------------------------------------------------------------
12            Type of Reporting Person                                                       HC and IC

============= ================================================================================================


=========== ==================================================================================================

1           Name of Reporting Person   TRANSAMERICA INVESTMENT SERVICES, INC.

            IRS Identification No. of Above Person      94-1632699

----------- --------------------------------------------------------------------------------------------------
2           Check the Appropriate Box if a Member of a Group                                (a)    [ ]
                                                                                            (b)    [x]
----------- --------------------------------------------------------------------------------------------------
3           SEC USE ONLY

----------- --------------------------------------------------------------------------------------------------
4           Citizenship or Place of Organization        Delaware

=========== ==================================================================================================
NUMBER OF                        5            Sole Voting Power                                    -0-
SHARES

                                 -----------------------------------------------------------------------------
BENEFICIALLY                     6            Shared Voting Power                           3,274,400*
OWNED BY EACH
                                 -----------------------------------------------------------------------------
REPORTING                        7            Sole Dispositive Power                               -0-
PERSON WITH
                                 -----------------------------------------------------------------------------
                                 8            Shared Dispositive Power                      3,274,400*

============= ================================================================================================
9             Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                                            3,274,400*

------------- ------------------------------------------------------------------------------------------------
10            Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares

------------- ------------------------------------------------------------------------------------------------
11            Percent of Class Represented by Amount in Row 9                                   19.70%

------------- ------------------------------------------------------------------------------------------------
12            Type of Reporting Person                                                              IA

============= ================================================================================================

Item 1(a).        Name of Issuer.

                  Moneygram Payment Systems, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices.

                  7401 West Mansfield Avenue, Lakewood, Colorado 80235.

Item 2(a).        Name of Person Filing.

                  This statement is filed by Transamerica Occidental Life Insurance Company ("Occidental"), the parent of Transamerica Life Insurance and Annuity Company ("TALIAC"); TALIAC; Transamerica Insurance Corporation of California ("TICC"), the parent of Occidental and indirect parent of TALIAC; and Transamerica Investment Services, Inc. ("TIS") (collectively, the "Companies").

Item 2(b).        Address of Principal Business Office or, if none, Residence.

                  The address of each of the Companies is 1150 South Olive Street, Los Angeles, California 90015.

Item 2(c).        Citizenship.

                  Occidental, TALIAC and TICC are California corporations. TIS is a Delaware corporation.

Item 2(d).        Title of Class of Securities.

                  Common Stock, $0.01 par value ("Common Stock").

Item 2(e).        CUSIP Number.

                  60891010

Item 3.           Type of Reporting Person.

                  Each of the Companies is filing this statement pursuant to Rule 13d-2(b) and Rule 13d-1(b)(2). TALIAC is an insurance company as defined in
Section 3(a)(19) of the Securities Exchange Act of 1934; Occidental and TICC are insurance companies as defined in Section 3(a)(19) of the Securities Exchange Act of 1934 and parent holding companies in accordance with Rule 13d-1(b)(1)(ii)(G). TIS is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4.           Ownership.

                  Reference is hereby made to Items 5-9 and 11 of each of the cover pages to this statement, which items are incorporated by reference herein.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership  of More Than  Five  Percent  on  Behalf of  Another
                  Person.

                  Occidental is deemed to be the beneficial owner of 1,603,900 shares of Common Stock, 200,000 of which Occidental owns directly, and 1,403,900 of which are owned by Occidental's subsidiary, TALIAC.*

                  TICC is deemed to be the beneficial owner of the 1,603,900 shares of Common Stock beneficially owned by its subsidiary, Occidental, and by its indirect subsidiary, TALIAC.*

                  TIS is deemed to be the beneficial owner of 3,274,400 shares of Common Stock pursuant to separate arrangements whereby TIS acts as investment adviser to certain individuals and entities, including Occidental and TALIAC. Each of the individuals and entities for which TIS acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities purchased or held pursuant to such arrangements.

                  To the knowledge of the Companies, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

                  *See Note to Exhibit A.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  TICC is filing this Statement pursuant to Rule 13d-1(b)(1)(ii)(G) and not pursuant to Rule 13d-1(c). The identity and Item 3 classification of its relevant subsidiaries are set forth on Exhibit A attached hereto and incorporated herein by reference.

Item 8.           Identification  and  Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    Signature

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

August 19, 1997

                                      TRANSAMERICA OCCIDENTAL LIFE
                                      INSURANCE COMPANY



                                      By /s/ Richard N. Latzer
                                        ----------------------------------------
                                               Richard N. Latzer
                                               Chief Investment Officer


                                      TRANSAMERICA LIFE INSURANCE AND
                                      ANNUITY COMPANY



                                      By /s/ Richard N. Latzer
                                        ----------------------------------------
                                               Richard N. Latzer
                                               Chief Investment Officer


                                      TRANSAMERICA INSURANCE CORPORATION
                                      OF CALIFORNIA



                                      By /s/ Richard N. Latzer
                                        ----------------------------------------
                                               Richard N. Latzer
                                               Senior Vice President,
                                               Transamerica Corporation
                                               Its Attorney-in-Fact


                                      TRANSAMERICA INVESTMENT SERVICES, INC.



                                      By /s/ Richard N. Latzer
                                        ----------------------------------------
                                               Richard N. Latzer
                                               President and Chief
                                               Executive Officer

                  Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned, Transamerica Occidental Life Insurance Company, a
California  corporation;  Transamerica  Life  Insurance and Annuity  Company,  a
California corporation; Transamerica Insurance Corporation of California, a California corporation; and Transamerica Investment Services, Inc., a Delaware corporation; and each of them, hereby agree that the statement on Schedule 13G dated August 19, 1997, and any amendments thereto, are filed on behalf of each of them.


August 19, 1997

                                  TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY



                                  By /s/ Richard N. Latzer
                                    --------------------------------------------
                                           Richard N. Latzer
                                           Chief Investment Officer


                                  TRANSAMERICA LIFE INSURANCE AND
                                  ANNUITY COMPANY



                                  By /s/ Richard N. Latzer
                                    --------------------------------------------
                                           Richard N. Latzer
                                           Chief Investment Officer


                                  TRANSAMERICA INSURANCE CORPORATION
                                  OF CALIFORNIA



                                  By /s/ Richard N. Latzer
                                    --------------------------------------------
                                           Richard N. Latzer
                                           Senior Vice President,
                                           Transamerica Corporation
                                           Its Attorney-in-Fact


                                  TRANSAMERICA INVESTMENT SERVICES, INC.



                                  By /s/ Richard N. Latzer
                                    --------------------------------------------
                                           Richard N. Latzer
                                           President and
                                           Chief Executive Officer

                                    Exhibit A
                                    ---------


                  Each of Occidental and TALIAC is an insurance company as defined in Section 3(a)(19) of the Securities Exchange Act of 1934. TALIAC is a wholly owned subsidiary of Occidental, and Occidental is a wholly owned subsidiary of TICC.

                  TICC is an insurance company as defined in Section 3(a)(19) of the Securities Exchange Act of 1934. TIS is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Both TICC and TIS are wholly owned subsidiaries of Transamerica Corporation ("Transamerica").

                  Note: Management of the affairs of subsidiaries of Transamerica, including decisions respecting dispositions and/or voting of the shares of the Common Stock beneficially owned by such subsidiaries, resides in respective officers and directors of the subsidiaries and is not directed by Transamerica or other subsidiaries. Accordingly, the filing of this Schedule 13G by TICC and Occidental is not intended as, and should not be deemed, an acknowledgment of beneficial ownership or shared voting or dispositive power by them of the shares of the Common Stock beneficially owned by their subsidiaries, and such beneficial ownership or attribution or shared voting or dispositive power is expressly disclaimed.